

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 5, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of ENPHYS ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half
  of one redeemable warrant

- Class A ordinary shares included as part of the units

- Redeemable warrants included as part of the units, each whole warrant exercisable
  for one Class A ordinary share at an exercise price of $11.50

Sincerely,

An Intercontinental Exchange Company